VIA EDGAR

March 3, 2023

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Coleman and Gus Rodriguez

Re: Responses to the Securities and Exchange Commission
Staff Comments dated October 18, 2022, regarding
Silver Elephant Mining Corp.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed May 9, 2022
File No. 000-55985

Dear Sir/Madam:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the October 18, 2022 letter regarding the above-referenced Annual Report on Form 20-F (the "Form 20-F") of Silver Elephant Mining Corp. (the "Company", "we," or "our") filed on May 9, 2022. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly.

Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Annual Report, responding to the relevant comments by the Staff.

Our responses are as follows:

Form 20-F for the Fiscal Year Ended December 31, 2021

Glossary of Terms, page 6

Staff Comment No. 1.

Please revise to use the definitions set forth under Item 1300 of Regulation S-K. For example, you use the term preliminary economic assessment rather than initial assessment.

Company's Response:

In response to the Staff's comment, we have revised the Glossary of Terms to use the definitions set forth under Item 1300 of Regulation S-K.

March 3, 2023

Item 4. Information on the Company, page 21

Staff Comment No. 2.

We note that you have identified material properties and non-material properties though you have not provided all the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

For example, the summary disclosure should include a map of all properties to comply with Item 1303(b)(1) and an overview section to comply with Item 1303(b)(2); while the individual property disclosure should include comparable details for each material property along with the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system to comply with Item 1304 (b).

The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

Company's Response:

In response to the Staff's comment, we have revised the disclosure under Item 4.D. to provide the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

Staff Comment No. 3.

We note that you disclose the results of a preliminary economic assessment for the Gibellini project. Please revise to remove this information until a technical report summary has been filed in support of this disclosure.

Company's Response:

In response to the Staff's comment, we have removed the disclosure under Item 4.D. relating to the results of a preliminary economic assessment for the Gibellini project

March 3, 2023

Staff Comment No. 4.

In a separate section please revise to include the information required by Item 1305 of Regulation S-K with respect to your internal controls related to exploration and mineral resource and reserve estimation applicable to all properties.

To the extent your disclosure includes historical exploration work conducted on your properties by other companies, please address the internal controls related to this information.

Company's Response:

In response to the Staff's comment, we have revised our disclosure under Item 4.D. to include the information required by Item 1305 of Regulation S-K with respect to our internal controls related to exploration and mineral resource and reserve estimation applicable to all properties.

* * * * *

March 3, 2023

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 569-3661 or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

Silver Elephant Mining Corp.

/s/ John Lee

John Lee

Chief Executive Officer

cc: Kimberley Anderson, Dorsey & Whitney LLP